Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-271881
The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.
PRELIMINARY PRICING SUPPLEMENT (to Product Supplement no. 5, dated October 23, 2023, Prospectus Supplement dated May 12, 2023 and Prospectus dated May 12, 2023)	SUBJECT TO COMPLETION, DATED January 17, 2025
$
Jefferies
Jefferies Financial Group Inc.
Senior Fixed Coupon Buffered Notes due January 22, 2027
Linked to the Worst-Performing of the Common Stock of Upstart Holdings, Inc., the Class A Common Stock of Palantir Technologies
Inc. and the Common Stock of NVIDIA Corporation

The Senior Fixed Coupon Buffered Notes due January 22, 2027 Linked to the Worst-Performing of the Common Stock of Upstart Holdings, Inc., the Class A Common Stock of Palantir Technologies Inc. and the Common Stock of NVIDIA Corporation (the “Notes”) are senior unsecured obligations of Jefferies Financial Group Inc.  The Notes have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
All payments are subject to our credit risk.  If we default on our obligations, you could lose some or a significant portion of your investment.  These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any Underlying.
SUMMARY OF TERMS
Issuer:	Jefferies Financial Group Inc.
Title of the Notes:
Senior Fixed Coupon Buffered Notes due January 22, 2027 Linked to the Worst-Performing of the Common Stock of Upstart Holdings, Inc., the Class A Common Stock of Palantir Technologies Inc. and the Common Stock of NVIDIA Corporation

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:	$1,000 per Note
Stated Principal Amount	$1,000 per Note
Strike Date:	January 16, 2025
Pricing Date:	January 17, 2025
Original Issue Date:	January 23, 2025 (3 Business Days after the Pricing Date)
Coupon Payment Dates:	Monthly, as set forth on page PS-2.
Valuation Date:	January 19, 2027, subject to postponement as described in the accompanying product supplement.
Maturity Date:	January 22, 2027, which may be postponed if the Valuation Date is postponed as described in the accompanying product supplement.
Underlying:
The worst-performing of the common stock of Upstart Holdings, Inc. (Nasdaq symbol: “UPST”), the Class A common stock of Palantir Technologies Inc. (NYSE symbol: “PLTR”) and the common stock of NVIDIA Corporation (Nasdaq symbol: “NVDA”) (each an “Underlying Company” and collectively the “Underlying Companies”).  Please see “The Underlyings” below.

Worst-Performing Underlying:	The Underlying with the lowest Final Value as compared to its Initial Value
Coupon Feature:	Fixed Coupon Payments. The Notes will pay a Fixed Coupon Payment of $19.20 on each Coupon Payment Date.
Call Feature:	Notwithstanding anything to the contrary in the accompanying product supplement, the Notes will not be callable prior to maturity.
Payment at Maturity:
If the Final Value of the Worst-Performing Underlying is greater than or equal to its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is equal to the Stated Principal Amount

If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note that will equal:

In this scenario the Payment at Maturity will be less than the Stated Principal Amount and you could lose a significant portion of your investment.
The Payment at Maturity will also include the final Fixed Coupon Payment.
Initial Value:	$64.50 with respect to UPST
$69.24 with respect to PLTR; and
$133.57 with respect to NVDA
Final Value:	With respect to each Underlying, the Share Closing Price of the Underlying times its Adjustment Factor on the Valuation Date.
Threshold Value:	$51.60 with respect to UPST (80% of its Initial Value);
$55.39 with respect to PLTR (80% of its Initial Value, rounded to two decimal places); and
$106.86 with respect to NVDA (80% of its Initial Value, rounded to two decimal places)
Adjustment Factor:
Initially 1.0 with respect to each Underlying, subject to adjustment for certain events affecting that Underlying. See “-Antidilution Adjustments Relating to Shares” in the accompanying product supplement.

Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233YEN1 / US47233YEN13
Book-entry or Certificated Note:	Book-entry
Business Day	New York
Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Financial Group Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services, Inc., a wholly owned subsidiary of Jefferies Financial Group Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date:	Approximately $964.70 per Note, or within $30.00 of that estimate. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the notes being offered hereby.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121.  See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.
	PER NOTE	TOTAL
Public Offering Price	100.00%	$
Underwriting Discounts and Commissions	%[1]	$
Proceeds to Jefferies Financial Group Inc. (Before Expenses)%		$
1 We or Jefferies LLC will pay various discounts and commissions to dealers of up to 0.40% per Note depending on market conditions. See “Supplemental Plan of Distribution” on page PS-26 of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.
As used in this pricing supplement, “we,” “us” and “our” refer to Jefferies Financial Group Inc., unless the context requires otherwise.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about January 23, 2025 against payment in immediately available funds.

Jefferies
Pricing supplement dated                     , 2025.
You should read this pricing supplement together with the related product supplement, prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Product Supplement no. 5 dated October 23, 2023       Prospectus supplement dated May 12, 2023 and Prospectus dated May 12, 2023

PAGE
PRICING SUPPLEMENT

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information contained in this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 26, 2024 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 29, 2024, May 31, 2024 and August 31, 2024 filed with the SEC on April 5, 2024, July 9, 2024 and October 9, 2024, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

RECENT DEVELOPMENTS
On January 8, 2025, Jefferies Financial Group Inc. announced its financial results for its fiscal fourth quarter of 2024:

Highlights for the three months ended November 30, 2024:
●	Investment Banking Net Revenues of $987 million
●	Capital Markets Net Revenues of $652 million
●	Asset Management Fees and Revenues and Investment Return of $116 million
●	Income Before Income Taxes of $305 million
●	Net Income of $206 million (reflects a 28.2% effective tax rate)

Highlights for the year ended November 30, 2024:
●	Investment Banking Net Revenues of $3.44 billion
●	Capital Markets Net Revenues of $2.76 billion
●	Asset Management Fees and Revenues and Investment Return of $316 million
●	Income Before Income Taxes of $1 billion
●	Net Income of $669 million (reflects a 29.2% effective tax rate)

Amounts herein pertaining to November 30, 2024 represent a preliminary estimate as of the date of the earnings release and may be revised in our Annual Report on Form 10-K for the year ended November 30, 2024.

The above preliminary financial data included in this pricing supplement has been prepared by and is the responsibility of Jefferies’ management. Deloitte & Touche LLP, Jefferies’ independent public accountant, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

THE NOTES

The Notes are senior unsecured obligations of Jefferies Financial Group Inc.  The Aggregate Principal Amount of the Notes is $      .  The Notes will mature on January 22, 2027.  The Notes have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  The Notes will pay a Fixed Coupon Payment of $19.20 on each Coupon Payment Date.  At maturity, if the Final Value of the Worst-Performing Underlying is greater than or equal to its Threshold Value, you will receive the Stated Principal Amount; otherwise, your Notes are subject to 1-to-1 downside exposure to decreases in the Worst-Performing Underlying from its Threshold Value, with up to 80.00% of the Stated Principal Amount at risk. At maturity you will also receive the final Fixed Coupon Payment. For more information on the Coupon Feature and the Payment at Maturity please see “Summary of Terms” on the cover page of this pricing supplement.  All payments on the Notes are subject to our credit risk.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
The Stated Principal Amount of each Note is $1,000.  The Issue Price will equal 100% of the Stated Principal Amount per Note.  This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price.  We estimate that the value of each Note on the Pricing Date will be approximately $964.70, or within $30.00 of that estimate.  Our estimate of the value of the Notes as determined on the Pricing Date will be set forth in the final pricing supplement.
If any Coupon Payment Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day, and no interest will accrue as a result of such delay.
Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement or prospectus, as applicable.  If the terms described herein are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described herein shall control.

Coupon Payment Dates
February 21, 2025
March 20, 2025
April 22, 2025
May 21, 2025
June 20, 2025
July 21, 2025
August 21, 2025
September 19, 2025
October 21, 2025
November 20, 2025
December 19, 2025
January 22, 2026
February 20, 2026
March 19, 2026
April 21, 2026
May 21, 2026
June 22, 2026
July 21, 2026
August 20, 2026
September 21, 2026
October 21, 2026
November 19, 2026
December 21, 2026
January 22, 2027

Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.
The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.  The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.
For an initial period following the issuance of the Notes (the “Temporary Adjustment Period”), the value that will be indicated for the Notes on any brokerage account statements prepared by Jefferies LLC or its affiliates (which value Jefferies LLC may also publish through one or more financial information vendors) will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents amounts which may include, but are not limited to, profits, fees, underwriting discounts and commissions and hedging and other costs expected to be paid or realized by Jefferies LLC or its affiliates, or other unaffiliated brokers or dealers, over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the Temporary Adjustment Period.
The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the Underlyings, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK
Payment at Maturity
The table below presents examples of hypothetical Payments at Maturity on the Notes over a range of hypothetical Final Values of the Worst-Performing Underlying.  The examples below are for purposes of illustration only and do not take into account any tax consequences from investing in the Notes.  The actual Payment at Maturity will depend on the actual Final Value of the Worst-Performing Underlying determined on the Valuation Date.
The table below is based on the following terms:
Stated Principal Amount:	$1,000 per Note.
Hypothetical Initial Value of the Worst- Performing Underlying:	100
Hypothetical Threshold Value of the Worst- Performing Underlying:	80
Fixed Coupon Payment:	$19.20 per Note

Final Value of the Worst- Performing Underlying	Payment at Maturity per Note	Return on the Notes
0.00	$219.20	-78.08%
50.00	$719.20	-28.08%
79.99	$1,019.10	1.91%
80.00(1)	$1,019.20	1.92%
90.00	$1,019.20	1.92%
100.00	$1,019.20	1.92%
110.00	$1,019.20	1.92%
150.00	$1,019.20	1.92%

(1)	This hypothetical Final Value of the Worst-Performing Underlying corresponds to its Threshold Value.

RISK FACTORS
In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement, including the section entitled “Risk Factors” in our Annual Report on Form 10‑K, you should consider carefully the following factors before deciding to purchase the Notes.
Structure-related Risks
You may lose a significant portion of your investment.
If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note. In this case investors will lose 1% of the Stated Principal Amount for every 1% decline in the Final Value below the Threshold Value. Investors may lose up to 80% of the Stated Principal Amount of the Notes.
Your investment return is limited to the return represented by the Fixed Coupon Payments.
Your investment return will be limited to the return represented by the Fixed Coupon Payments paid over the term of the Notes.  You will not receive a payment on the Notes greater than the Stated Principal Amount plus the Fixed Coupon Payments, regardless of the appreciation of the Underlyings.  In contrast, a direct investment in the Underlyings would allow you to receive the full benefit of any appreciation in the value of the Underlyings.
The Notes are subject to the risks of each Underlying, not a basket composed of the Underlyings, and will be negatively affected if the Final Value of any Underlying decreases below its Threshold Value on the Valuation Date, even if the Final Value of the other Underlyings do not.
The Notes are linked to the worst-performing of the Underlyings and you are subject to the risks associated with each Underlying. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. The individual performance of each Underlying will not be combined, and the depreciation in the value of one Underlying will not be offset by any appreciation in the value of the other Underlying. For example, if the Final Value of an Underlying is at or above its Threshold Value, you will lose a portion of your principal if the Final Value of the Worst-Performing Underlying is below its Threshold Value.
Payments on the Notes is not linked to the value of the Underlyings at any time other than the Valuation Date.
The Final Value of each Underlying will be based on its Share Closing Price times its Adjustment Factor on the Valuation Date (subject to postponement for non-Trading Days and Certain Market Disruption Events as described in the accompanying product supplement).  Even if the value of the Worst-Performing Underlying appreciates prior to the Valuation Date but then drops below its Threshold Value on the Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Worst-Performing Underlying prior to such drop.  Although the actual value of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Final Value, payments on the Notes will be based solely on the Final Values of the Underlyings.
You will not benefit in any way from the performance of the better performing Underlyings.
The return on the Notes will depend solely on the performance of the Worst-Performing Underlying, and you will not benefit in any way from the performance of the better performing Underlyings. The Notes may underperform a similar investment in each of the Underlyings or a similar alternative investment linked to a basket composed of the Underlyings. In either such case, the performance of the better performing Underlyings would be blended with the performance of the Worst-Performing Underlying, resulting in a potentially better return than what you would receive on the Notes.
The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes.
You are dependent on our ability to pay all amounts due on the Notes and therefore you are subject to our credit risk.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

Valuation- and Market-related Risks
The market price of the Notes will be influenced by many unpredictable factors.
Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which Jefferies LLC may be willing to purchase or sell the Notes in the secondary market, including the value, volatility (frequency and magnitude of changes in value) and dividend yield of the Underlyings, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlyings or equities markets generally and which may affect the Final Value of the Underlyings and any actual or anticipated changes in our credit ratings or credit spreads.  The value of the Underlyings may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “The Underlyings” below.  You may receive less, and possibly significantly less, than the Stated Principal Amount per Note if you try to sell your Notes prior to maturity.
The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price.  These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes.  These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you.  The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes.  See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.
The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the Underlyings.  Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes.  Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes.  You should not invest in the Notes because of the estimated value of the Notes.  Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains a participation rate of greater than 100%, model changes may cause a larger impact on the estimated value of that note than on a similar note without such participation rate.
The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes.  Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the interest that is payable on the Notes.
Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion.  As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.
The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used.  In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.
The Notes will not be listed on any securities exchange and secondary trading may be limited.
The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.  When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact.  If, at any time, Jefferies LLC were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.
Conflict-related Risks
The Calculation Agent, which is a subsidiary of ours, will make determinations with respect to the Notes.
As Calculation Agent, Jefferies Financial Services, Inc. will determine the Initial Value of each Underlying, will determine the Final Value of each Underlying and will calculate the amount of cash you receive during the term of the Notes.  Moreover, certain determinations made by Jefferies Financial Services, Inc., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events, changes to the Adjustment Factor and the selection of a successor hare or calculation of the Final Value in the event of a Market Disruption Event or discontinuance of an Underlying.  These potentially subjective determinations may adversely affect payments on the Notes
Our trading and hedging activities may create conflicts of interest with you.
We or one or more of our subsidiaries, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf.  We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes.  We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates.  This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.  These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our subsidiaries may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.
Underlying-related Risks
Investing in the Notes is not equivalent to investing in any Underlying.
Investing in the Notes is not equivalent to investing in any Underlying.  As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to any Underlying.

Historical performance of the Underlyings should not be taken as an indication of the future performance of the Underlyings during the term of the Notes.
The actual performance over the term of the Notes of the Underlyings as well as any payment on the Notes may bear little relation to the historical performance of the Underlyings.  The future performance of the Underlyings may differ significantly from their historical performance, and no assurance can be given as to the value of the Underlyings during the term of the Notes.  It is impossible to predict whether the value of the Underlyings will rise or fall.  We cannot give you assurance that the performance of the Underlyings will not adversely affect any payment on the Notes.
You must rely on your own evaluation of the merits of an investment linked to the Underlyings.
In the ordinary course of their businesses, we or our subsidiaries may have expressed views on expected movements in the Underlyings and may do so in the future.  These views or reports may be communicated to our clients and clients of our subsidiaries.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in markets relating to the Underlyings may at any time have views that are significantly different from ours or those of our subsidiaries.  For these reasons, you should consult information about the Underlyings from multiple sources, and you should not rely on the views expressed by us or our subsidiaries.
Neither the offering of the Notes nor any views which we or our subsidiaries from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.
The antidilution adjustments the Calculation Agent is required to make do not cover every event that could affect an Underlying.
The Calculation Agent will adjust any payments on the Notes for certain events affecting an Underlying. However, the Calculation Agent will not make an adjustment for every event that could affect an Underlying. If an event occurs that does not require the Calculation Agent to adjust the payments on the Notes, the market price of the Notes may be materially and adversely affected.
Each of UPST and PLTR has limited actual historical information.
Each of UPST and PLTR has commenced trading recently. Because UPST and PLTR are of recent origin and limited actual historical performance data exists with respect to them, your investment in the Notes may involve a greater risk than investing in Notes linked to stocks with a more established record of performance.
Tax-related Risks
The tax consequences of an investment in your Notes are uncertain
The tax consequences of an investment in your Notes are uncertain, both as to the timing and character of any inclusion in income in respect of your Notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your Notes, and any such guidance could adversely affect the value and the tax treatment of your Notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – U.S. Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

THE UNDERLYINGS
We have derived the following information on each Underlying and each Underlying Company from publicly available documents. Because each Underlying is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located through the SEC’s web site at sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the offering of the Notes and does not relate to any offering of an Underlying or any other securities of the Underlying Companies. None of us or any of our subsidiaries has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the Notes. None of us or any of our subsidiaries has independently verified the accuracy or completeness of the publicly available documents or any other publicly available information regarding the Underlying Companies and hence makes no representation regarding the same. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that could affect the trading price of the Underlyings, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning an Underlying Company could affect the price of the applicable Underlying and therefore could affect your return on the Notes. The selection of the Underlyings is not a recommendation to buy or sell the Underlyings.
Upstart Holdings, Inc.
Upstart Holdings, Inc. is an artificial intelligence lending marketplace which connects consumers to banks and credit unions. This Underlying Stock trades on the Nasdaq under the symbol “UPST.” The company’s CIK number is 0001647639.

Historical Performance of Upstart Holdings, Inc.
The following graph sets forth the daily historical performance of UPST in the period from December 16, 2020 (the date UPST began trading) through the Strike Date.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of UPST.

Palantir Technologies Inc.
Palantir Technologies Inc. provides software solutions. The company offers platforms for integrating, managing, and securing data that helps in interactive human-driven, machine-assisted analysis. The company serves customers worldwide. This Underlying Stock trades on the New York Stock Exchange under the symbol “PLTR.” The company’s CIK number is 0001321655.

Historical Performance of Palantir Technologies Inc.
The following graph sets forth the daily historical performance of PLTR in the period from September 30, 2020 (the date PLTR began trading) through the Strike Date.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of PLTR.
NVIDIA Corporation
NVIDIA Corporation invented the graphics processing unit (GPU) and has leveraged its GPU architecture to create platforms for scientific computing, artificial intelligence, data science, autonomous vehicles, robotics and metaverse and 3D internet applications. This Underlying Stock trades on the Nasdaq under the symbol “NVDA.” The company’s CIK number is 0001045810.

Historical Performance of NVIDIA Corporation
The following graph sets forth the daily historical performance of NVDA in the period from January 1, 2018 through the Strike Date.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of NVDA.

HEDGING
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our subsidiaries.  The terms of these hedging arrangements are determined based upon terms provided by our subsidiaries, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our subsidiaries’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-6 of this pricing supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.
The following section is the opinion of Sidley Austin LLP, our counsel. In addition, it is the opinion of Sidley Austin LLP that the characterization of the Notes for U.S. federal income tax purposes that will be required under the terms of the Notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
■	a dealer in securities or currencies;
■	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
■	a bank;
■	a life insurance company;
■	a tax exempt organization;
■	a partnership;
■	a regulated investment company;
■	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
■	a common trust fund;
■	a person that owns a Note as a hedge or that is hedged against interest rate risks;
■	a person that owns a Note as part of a straddle or conversion transaction for tax purposes; or
■	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your Notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your Notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders
This section applies to you only if you are a U.S. Holder that holds your Notes as a capital asset for tax purposes. You are a “U.S. Holder” if you are a beneficial owner of each of your Notes and you are:
■	a citizen or resident of the United States;
■	a domestic corporation;
■	an estate whose income is subject to U.S. federal income tax regardless of its source; or
■
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment
Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the Notes. Under one reasonable approach, each Note could be treated, for U.S. federal income tax purposes, as a unit (a “Unit”) consisting of the following:
(i)
a put option (the “Put Option”) written by you to us that, if exercised, requires you to pay us an amount equal to the Deposit (as defined below) in exchange for a cash amount based upon the performance of the Underlyings; and

(ii)
a deposit with us of a fixed amount of cash, equal to the issue price of the Note, to secure your obligation under the Put Option (the “Deposit”) that pays you interest based on our cost of borrowing at the time of issuance (the “Deposit Interest”).

Based on the treatment of each Note as a Unit consisting of the Put Option and the Deposit, it would be reasonable to allocate the coupon between the Deposit and the Put Option and treat    % of each Fixed Coupon Payment as Deposit Interest and    % of each Fixed Coupon Payment as Put Option premium. The actual allocation will be determined on the trade date and will be set forth in the final pricing supplement. Under this approach, it would be reasonable to allocate 100% of the issue price of a Note to the Deposit and none to the Put Option.

No statutory, judicial or administrative authority directly addresses the proper treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the Notes. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the Internal Revenue Service or a court will agree with the tax treatment described herein. In the opinion of our counsel, Sidley Austin LLP, the treatment of the Notes described above is reasonable under current law, however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Accordingly, you should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments of the Notes). Unless otherwise expressly stated, the remainder of this discussion is based upon, and assumes, the treatment of each Note as a Unit consisting of the Put Option and the Deposit, as well as the allocation of the coupons and issue price of the Note described above.
The Deposit Interest payments will be included in the income of a U.S. Holder as interest at the time that such interest is accrued or received in accordance with such U.S. Holder’s regular method of tax accounting. The Put Option premium will not be included in the income of a U.S. Holder until the sale, exchange, redemption or maturity of the Notes. Accordingly, all of the Put Option premium payments on the Notes (except for the last Put Option premium payment) generally will not be included in the income of a U.S. Holder when they are received.
If at maturity the U.S. Holder receives cash equal to the full principal amount plus the last Deposit Interest payment and the last Put Option premium payment, then such U.S. Holder (i) would include the last Deposit Interest payment in income as interest in the manner described above and (ii) would recognize short-term capital gain equal to the entire amount of Put Option premium, which amount is equal to the sum of all of the Put Option premium payments received.
If at maturity the U.S. Holder receives an amount of cash that is less than the full principal amount and receives the last Deposit Interest payment and the last Put Option premium payment, then such U.S. Holder (i) will include the last Deposit Interest payment in income as interest in the manner described above and (ii) will recognize capital gain or loss with respect to the remaining cash received at maturity (other than the last Put Option premium payment) in an amount equal to the difference between (1) the sum of all of the Put Option premiums received (including the last Put Option premium payment) and (2) the excess of the principal amount of the Note over the amount of such cash received.
Upon a redemption of the Notes, a U.S. Holder (i) would include the last Deposit Interest payment in income as interest in the manner described above and (ii) would recognize short-term capital gain equal to the sum of all the Put Option premium payments received.
Upon the sale or exchange of a Note (except upon a redemption of the Notes, which is described above), a U.S. Holder generally should recognize capital gain or loss equal to the difference between (i) an amount equal to the amount realized on the sale or exchange (to the extent such amount is not attributable to accrued but unpaid Deposit Interest on the Deposit, as described above, which will be taxed as such) plus the amount of Put Option premiums previously paid to such U.S. Holder, if any, and (ii) such U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s cost for that Note. Alternatively, it is possible that a U.S. Holder could be required to recognize gain or loss with respect to the Deposit and Put Option separately based upon their relative fair market values (as determined on the disposition date). In such event, the character and amount of income, gain or loss could differ significantly from that described above. Prospective investors should consult their tax advisors in this regard.

We will not attempt to ascertain whether any issuer of an Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code. If any issuer of an Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuers of the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of an Underlying is or becomes a PFIC.
No statutory, judicial or administrative authority directly discusses how your Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments

There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service (“IRS”) might assert that a treatment other than that described above is more appropriate. For example, the IRS could treat your Notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your Notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your Notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange, redemption or maturity of your Notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.
It is possible that the Internal Revenue Service could assert that your Notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange, redemption or maturity of your Notes should be treated as ordinary income or (2) you should not include the Fixed Coupon Payments in income as you receive them but instead you should reduce your basis in your Notes by the amount of Fixed Coupon Payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you different from those described above.
It is also possible that the Internal Revenue Service could seek to characterize your Notes as notional principal contracts.  It is also possible that the Fixed Coupon Payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.
You should consult your tax advisor as to possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Possible Change in Law
On December 7, 2007, the IRS released a notice stating that the IRS and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the Notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the IRS determine that some other treatment is more appropriate.
Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.
Backup Withholding and Information Reporting
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement. Please see the discussion under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.
Non-U.S. Holders
This section applies to you only if you are a Non-U.S. Holder. You are a “Non-U.S. Holder” if you are the beneficial owner of Notes and are, for U.S. federal income tax purposes:
■	a nonresident alien individual;
■	a foreign corporation; or
■	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.
The term “Non-U.S. Holder” does not include any of the following holders:
■
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

■	certain former citizens or residents of the United States; or
■	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.
Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.
Because the U.S. federal income tax treatment (including the applicability of withholding) of the Fixed Coupon Payments on the Notes is uncertain, in the absence of further guidance, we intend to withhold on the Fixed Coupon Payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a non-United States holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the Fixed Coupon Payments were characterized as contract fees). Withholding also may not apply to Fixed Coupon Payments made to you if: (i) the Fixed Coupon Payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the Fixed Coupon Payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.
Notwithstanding the foregoing, assuming the treatment of each Note as a Unit consisting of the Put Option and the Deposit is respected, a withholding agent may conclude that payments made with respect to a Note, and gain realized on sale, exchange, redemption or other disposition of such Note, should not be subject to U.S. federal income or withholding tax under current law, provided that:
(i)	the non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
(ii)	the non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
(iii)	the non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
(iv)	the certification requirement described below has been fulfilled with respect to the beneficial owner.
The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form), on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate non-U.S. holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.
We will not attempt to ascertain whether any issuer of an Underlying would be treated as a “United States real property holding corporation” (“USRPHC”), within the meaning of Section 897 of the Code. If any issuer of an Underlying was so treated, certain adverse U.S. federal income tax consequences could possibly apply to a Non-U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuers of the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of an Underlying is or becomes a USRPHC.
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes at maturity and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-U.S. Holders of the Notes should consult their tax advisors in this regard.
Furthermore, on December 7, 2007, the IRS released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your Notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your Notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any coupon payments and any amounts you receive upon the sale, exchange, redemption or maturity of your Notes, could be collected via withholding. If these regulations were to apply to the Notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the Underlyings during the term of the Notes. We could also require you to make certifications (e.g., an applicable IRS Form W-8) prior to any coupon payment or the maturity of the Notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your Notes, your Notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for Non-U.S. Holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Legislation commonly referred to as “FATCA” generally imposes a gross-basis withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify or supplement these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. Current provisions of the

Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of obligations that can produce U.S.-source interest or FDAP income as subject to FATCA withholding. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to such proposed regulations, the Treasury Department and the IRS have stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. We will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the potential application of FATCA to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., will act as our Agent in connection with the offering of the Notes.  Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes.  We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes.  We or Jefferies LLC will pay various discounts and commissions to dealers of up to $4.00 per Note depending on market conditions. The Agent may also reject any offer to purchase Notes.
We may also sell Notes to the Agent who will purchase the Notes as principal for its own account.  In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount.  The discount will equal the applicable commission on an agency sale of the Notes.
The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us.  If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.
The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.
We may also sell Notes directly to investors.  We will not pay commissions on Notes we sell directly.
The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act.  We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.
If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.
The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions.  The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  See “Conflict of Interest” below.
The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes.  You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.
We expect to deliver the Notes against payment therefor in New York, New York on January 23, 2025, which will be the third scheduled business day following the initial pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes occurs more than one business day from a pricing date, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Jefferies LLC and any of our other broker-dealer subsidiaries may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  Our subsidiaries may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.
Notice to Prospective Investors in the European Economic Area
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any

person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to EEA Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS -– The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Notice to Prospective Investors in the United Kingdom
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes  in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to UK Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.
PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
The communication of this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person  for the purposes of Section 21 of the FSMA.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or who fall within Article 49(2)(a) to (d)  of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement or any of their contents.
Other Regulatory Restrictions in the United Kingdom
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

CONFLICT OF INTEREST
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the Notes.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121.  Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS
The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS
The financial statements of Jefferies Financial Group Inc. as of November 30, 2023 and 2022, and for each of the three years in the period ended November 30, 2023, incorporated by reference in this prospectus supplement from Jefferies Financial Group Inc.’s Annual Report on Form 10-K, and the effectiveness of the Jefferies Financial Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$
Jefferies
Jefferies Financial Group Inc.
Senior Fixed Coupon Buffered Notes due January 22, 2027 Linked to the
Worst-Performing of the Common Stock of Upstart Holdings, Inc., the Class
A Common Stock of Palantir Technologies Inc. and the Common Stock of
NVIDIA Corporation

PRICING SUPPLEMENT

, 2025